UF 3-7-03

03014421

**XX AM 3/5/2003

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RECEIVED FEB 2 8 2003 207 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Boulevard
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BD 3/13

OATH OR AFFIRMATION

I, Maxine Syrjamaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

State of California
County of Los Angeles
Subscribed and sworn to
me this 14th day of
February, 2003.

Notary Public

Signature

Chief Financial Officer

Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFERIES & COMPANY, INC. AND SUBSIDIARY

(SEC Identification No. 8-15074)

Consolidated Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a public document.

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Jefferies & Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiary (the Company) as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 20, 2003

JEFFERIES & COMPANY, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2002

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	7,092
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		288,560
Receivable from brokers and dealers		5,222,687
Receivable from customers, officers and directors		206,329
Securities owned		288,789
Securities pledged to creditors		56,348
Investments		176,980
Premises and equipment		43,833
Due from affiliates		39,209
Exchange memberships, at cost (market value of $32)		26
Other assets		136,700
	$	6,466,553

Liabilities and Stockholder's Equity

Bank loans	$	12,000
Payable to brokers and dealers		4,903,237
Payable to customers		481,870
Securities sold, not yet purchased		90,050
Accrued expenses and other liabilities		182,670
Due to affiliates		59,686
		5,729,513
Stockholder's equity:		
Class A common stock of $.10 par value. Authorized, issued and outstanding 11,000 shares		1
Additional paid-in capital		309,249
Retained earnings		427,790
Total stockholder's equity		737,040
	$	6,466,553

See accompanying notes to consolidated statement of financial condition.

JEFFERIES & COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Jefferies & Company, Inc. (the "Company") and its wholly owned subsidiary, Jefferies Licensing Corporation. Jefferies & Company, Inc. is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. ("Parent").

The Company was founded in 1962 and is engaged in equity, convertible debt and high yield securities brokerage and trading and investment banking. The Company is one of the leading national firms engaged in the distribution and trading of blocks of equity securities both on the national securities exchanges and in the "third market." The term "third market" refers to transactions in listed equity securities effected away from national securities exchanges. The Company's revenues are derived primarily from commission revenues and market making or trading as principal in equity, high yield, convertible securities, options, futures and international securities with or on behalf of institutional investors, with the balance generated by investment banking and other activities.

All significant intercompany accounts and transactions are eliminated in consolidation.

Securities Transactions

Transactions in securities, commission revenues and related expenses are recorded on a trade-date basis.

Securities owned, securities pledged to creditors, and securities sold, not yet purchased, are valued at market, and unrealized gains or losses are reflected in revenues from principal transactions.

Receivable from, and Payable to, Customers, Officers and Directors

Receivable from, and payable to, customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the consolidated statement of financial condition. Receivable from officers and directors represents balances arising from their individual security transactions. Such transactions are subject to the same regulations as customer transactions.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed or purchased under agreements to sell, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including bank loans, securities loaned or sold under agreements to repurchase, subordinated liabilities and certain payables, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased, are valued at quoted market prices, if available. For securities without quoted prices, the reported fair

value is estimated by using various sources of information, including quoted prices for comparable securities.

The Company has derivative financial instrument positions in option contracts, foreign exchange forward contracts and index futures contracts which are measured at fair value, with gains and losses recognized in earnings. The gross contracted or notional amount of these contracts is not reflected in the consolidated statement of financial condition and is not material in amount (see note 10 of the notes to consolidated statement of financial condition).

Investments

Partnership interests are stated at estimated fair value as determined in good faith by management. Generally, the Company initially values these investments at cost and requires that changes in value be established by meaningful third-party transactions or a significant impairment in the financial condition or operating performance of the issuer, unless meaningful developments occur that otherwise warrant a change in the valuation of an investment. Factors considered in valuing individual investments include, without limitation, available market prices, reported net asset values, type of security, purchase price, purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results, and other pertinent information.

Debt and equity investments consist primarily of mutual funds, which are valued at market, based on available quoted prices.

Equity and debt interests in affiliates are recorded under either the equity or cost method depending on the Company's level of ownership and control.

Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and other short-term investments, which are part of the cash management activities of the Company and generally mature within 90 days. At December 31, 2002, such cash equivalents amounted to $368,000.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations

Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations mainly consist of reverse repurchase agreements and other deposits. At December 31, 2002, such reverse repurchase agreements amounted to $233,000,000.

Securities Borrowed and Securities Loaned

In connection with both its trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business ("Matched Book"), in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's consolidated statement of financial condition as receivable from brokers and dealers. The Company earns interest revenues on this cash collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's consolidated statement of financial condition as payable to brokers and dealers. The Company pays interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of the Company's interest revenues and interest expenses results from the Matched Book activity. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Repurchase and Reverse Repurchase Agreements

Repurchase agreements consist of sales of U.S. Treasury notes under agreements to repurchase. They are treated as collateralized financing transactions and are recorded at their contracted repurchase amount.

Reverse repurchase agreements consist of purchases of U.S. Treasury notes under agreements to re-sell. They are treated as collateralized financing transactions and are recorded at their contracted re-sale amount.

The Company monitors the fair value of the securities purchased and sold under these agreements daily versus the related receivable or payable balances. Should the fair value of the securities purchased decline or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned, as appropriate.

Foreign Currency Transactions

The Company's foreign revenues and expenses are translated at average current exchange rates during each reporting period.

Accounting Standard on Derivative Instruments and Hedging Activities

Financial Accounting Standards Board ("FASB") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, establishes accounting and reporting standards for derivative instruments,

including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value.

This statement was amended by both FASB No. 137 and FASB No. 138 and is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. On January 1, 2001, the Company implemented this statement without a material impact on the Company.

Accounting Standard on Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

FASB No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. FASB No. 140 requires a debtor to (a) reclassify financial assets pledged as collateral and report those assets in its statement of financial condition separately from other assets not so encumbered if the secured party has the right by contract or custom to sell or repledge the collateral and (b) disclose assets pledged as collateral that have not been reclassified and separately reported in the statement of financial condition.

This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures about securitizations and collateral accepted need not be reported for periods on or before December 15, 2000, for which financial statements are presented for comparative purposes. On December 31, 2000, the Company implemented this statement without a material impact on the Company.

Accounting Standards on Business Combinations and Goodwill and Other Intangible Assets

FASB No. 141, *Business Combinations*, and FASB No. 142, *Goodwill and Other Intangible Assets* changed the accounting for business combinations and goodwill in two significant ways. First, FASB No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is now prohibited. Second, FASB No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which, for companies with calendar year ends, is January 1, 2002. The implementation of these statements did not have a material impact on the Company.

New Accounting Standards on Accounting for Asset Retirement Obligations

FASB No. 143, *Accounting for Asset Retirement Obligations*, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this statement is not expected to have a material impact on the Company.

New Accounting Standards on Accounting for the Impairment or Disposal of Long-Lived Assets

FASB No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business. This statement also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this statement generally are to be applied prospectively. The implementation of this statement is not expected to have a material impact on the Company.

Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

FASB No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* addresses certain rescissions, amendments and technical corrections to previously issued statements. This Statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt,* and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 is encouraged. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. On December 31, 2002, the Company implemented this statement without a material impact on the Company.

New Accounting Standards on Accounting for Costs Associated with Exit or Disposal Activities

FASB No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* This Statement requires that a liability for a cost associated with an exit or disposal

activity be recognized when the liability is incurred. This statement also clarifies that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. On December 31, 2002, the Company implemented this statement without a material impact on the Company.

New Accounting Standards and Disclosures on Guarantees

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

New Accounting Standards on Consolidations

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For variable interest entities created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare this consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

(2) Receivable from, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2002 (in thousands of dollars):

Receivable from brokers and dealers:		
Securities borrowed	$	5,151,827
Other		70,860
	$	5,222,687
Payable to brokers and dealers:		
Securities loaned	$	4,771,413
Other		131,824
	$	4,903,237

The Company has a securities borrowed versus securities loaned business with other brokers. The Company also borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. From these activities, the Company derives interest revenue and interest expense.

(3) Receivable from Customers, Officers and Directors

The following is a summary of the major categories of receivable from customers, officers and directors as of December 31, 2002 (in thousands of dollars):

Customers (net of allowance for uncollectible accounts of $6,858)	$	200,406
Officers and directors		5,923
	$	206,329

Interest is paid on free credit balances in accounts of customers who have indicated that the funds will be used for investment at a future date. The rate of interest paid on such free credit balances varies between the thirteen-week treasury bill rate and 1% below that rate, depending upon the size of the customers' free credit balances.

(4) Securities Owned, Securities Pledged to Creditors and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2002 (in thousands of dollars):

		Securities owned	Securities sold, not yet purchased
Corporate equity securities	$	114,408	80,459
Corporate debt securities		169,295	6,796
Options		5,086	2,795
	$	288,789	90,050

The following is a summary of the market value of major categories of securities pledged to creditors as of December 31, 2002 (in thousands of dollars):

		Securities Pledged To Creditors
Corporate equity securities	$	35,774
Corporate debt securities		20,574
	$	56,348

(5) Investments

The following is a summary of the major categories of investments, as of December 31, 2002 (in thousands of dollars):

Short-term bond funds	$	53,778
Partnership interests		32,145
Debt and equity investments		7,306
Equity and debt interests in affiliates		83,751
	$	176,980

Included in equity and debt interests in affiliates as of December 31, 2002 is $63,100,000 relating to the Company's interest in the three high yield funds that the Company manages.

(6) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2002 (in thousands of dollars):

Furniture, fixtures and equipment	$	98,279
Leasehold improvements		12,704
Total		110,983
Less accumulated depreciation and amortization		67,150
	$	43,833

(7) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of Jefferies Group, Inc. Substantially all income tax liabilities are due to Jefferies Group, Inc. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, and give rise to the deferred tax asset of $72,453,000 included in other assets.

There was no valuation allowance for deferred tax assets as of December 31, 2002. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(8) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes.

The following tables set forth the plan's funded status and amounts recognized in the Parent's consolidated statements of financial condition (in thousands of dollars):

Projected benefit obligation for service rendered to date	$	32,568
Plan assets, at fair market value		18,127
Excess of the projected benefit obligation over plan		14,441
Unamortized prior service cost		229
Unrecognized net loss		(13,590)
Adjustment to recognize minimum liability		9,380
Pension liability included in other liabilities	$	10,460

The following tables reconcile the fair value of assets and the projected benefit obligation of the Parent Company's plan for the year ended December 31, 2002 (in thousands of dollars):

Fair value of assets, beginning of year	$	19,810
Employer contributions		1,600
Benefit payments made		(1,706)
Total investment return		(1,577)
Fair value of assets, end of year	$	18,127

Projected benefit obligation, beginning of year	$	27,086
Service cost		1,321
Interest cost		2,033
Actuarial gains and losses		3,490
Plan amendments		344
Benefits paid		(1,706)
Projected benefit obligation, end of year	$	32,568

The plan assets consist of approximately 50% equities and 50% fixed income securities.

The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.75% and 4.75%, respectively, in 2002. The expected long-term rate of return on assets was 8.40% in 2002.

The Company incurs expenses related to various benefit plans of the Parent covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(9) Related Party Transactions

The Company received interest revenues from Jefferies International Limited and Bonds Direct Securities LLC.

The Company received clearing fees and administrative service charges from Helfant Group.

The Company paid interest expense to Helfant Group, Bonds Direct Securities LLC, Jefferies Switzerland Ltd. and Jefferies Pacific Limited.

The Company paid floor brokerage and clearing fee expenses to Helfant Group.

The Company paid service fees to Jefferies International Limited and Jefferies Pacific Limited for various broker services.

The Company provides clearing and general and administrative services, which are reimbursed by Bonds Direct Securities LLC.

The Company receives asset management revenues from its three high yield domestic funds.

The Company provides trading, clearing, and general and administrative services, which are reimbursed by the three high yield domestic funds.

The Company received placement fees from Jefferies Partners Opportunity Fund, LLC and Jefferies Partners Opportunity Fund II, LLC.

(10) Financial Instruments

Off-Balance Sheet Risk

The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, securities sold but not yet purchased, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition.

In the normal course of business, the Company had letters of credit outstanding aggregating $25,800,000 at December 31, 2002 to satisfy various collateral requirements in lieu of depositing cash or securities.

The gross contracted or notional amounts of index futures contracts, options contracts and foreign exchange forward contracts, which are not reflected in the consolidated statement of financial condition, are set forth in the table below and provide only a measure of the Company's involvement in these contracts at December 31, 2002. They do not represent amounts subject to market risk and in many cases, serve to reduce the Company's overall exposure to market and other risks:

		Notional or contracted amount	
		Purchase	Sale
		(Dollars in thousands)	
Index futures contracts	$	–	1,131
Option contracts		43,900	27,061
Foreign exchange forward contracts		10,515	3,850

Credit Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a major securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

Fair Value of Derivative Financial Instruments

The Company has derivative financial instrument positions in option contracts, foreign exchange forward contracts and index futures contracts, which are measured at fair value with gains and losses recognized in earnings. The option positions taken are generally part of a strategy in which related equity positions are taken. The foreign exchange forward contract positions are generally taken to lock in the dollar cost or proceeds of foreign currency commitments associated with unsettled foreign denominated securities purchases or sales. The average maturity of the forward contracts is generally less than a week. The index futures positions are generally taken as a hedge versus securities inventories or other investments.

The following is an aggregate summary of the average 2002 and December 31, 2002 fair values of derivative financial instruments (in thousands of dollars):

		Average	End of period
Index futures contracts:			
In a favorable position	$	68	33
In an unfavorable position		6	–
Option contracts:			
Purchases		2,202	5,086
Sales		1,037	2,795
Foreign exchange forward contracts:			
Purchases and sales, gross		52	151

(11) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2002, the Company had net capital of $284,180,000, which was 71% of aggregate debit balances and $276,210,000 in excess of required net capital.

(12) Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company and its subsidiaries have been named as defendants or co-defendants in lawsuits primarily involving claims for damages. The Company's management believes that pending litigation will not have a material adverse effect on the Company.

(13) Leases

As lessee, the Company leases certain premises and equipment under noncancelable agreements expiring at various dates through 2017. Future minimum lease payments for all noncancelable operating leases at December 31, 2002 are as follows (in thousands of dollars):

		Gross	Sub-leases	Net
2003	$	15,516	315	15,201
2004		15,366	299	15,067
2005		15,473	280	15,193
2006		14,501	247	14,254
2007		11,730	62	11,668
Thereafter		54,834	–	54,834